File No.  70-9841

    As filed with the Securities and Exchange Commission on March 19, 2001

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3
                                      TO
                             FORM U-1 DECLARATION
                                    UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
    ----------------------------------------------------------------------

                       Consolidated Natural Gas Company
                             120 Tredegar Street
                             Richmond, VA 23219

                 (Name of company filing this statement and
                   address of principal executive offices)
      --------------------------------------------------------------------
                            Dominion Resources, Inc.

                    (Name of top registered holding company
                     parent of each applicant or declarant)
     ----------------------------------------------------------------------

                                James F.  Stutts
                       Vice President and General Counsel
                             Dominion Resources, Inc.
                               120 Tredegar Street
                               Richmond, VA 23219

                     (Name and address of agent for service)
       -------------------------------------------------------------------

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

                            Norbert F. Chandler, Esq.
                                Managing Counsel
                        Dominion Resources Services, Inc.
                       Dominion Tower, 625 Liberty Avenue
                              Pittsburgh, PA 15222




							           File No. 70-9841


                                   AMENDMENT NO. 3
                                         TO
                                     DECLARATION
                                        UNDER

                            SECTIONS 6(a), 7(e) and 12(e)

                                         OF

                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               AMENDMENT OF INDENTURE

                              SOLICITATION OF CONSENTS

	Consolidated Natural Gas Company hereby amends its Declaration, as previously amended through Amendment No. 2, under the above file number as follows.


Item 1.	Description of Proposed Transactions.

      The paragraph under the heading "COMPLIANCE WITH RULES 53 AND 54" is restated to read as follows.


         Rule 54 states that in "determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator or a foreign utility company, or other transactions by such registered holding company or its subsidiaries other than with respect to exempt wholesale generators or foreign utility companies, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator or a foreign utility company upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied."

              In the applications that DRI filed in File 70-9517 ("Initial Financing Application"), which was granted in Holding Company Act Release No. 27112 (Dec. 15, 1999 ) ("Initial Financing Order"), DRI and Old CNG stated that (capitalized terms, if not defined, have the same meaning as in File No. 70-9517):

         "Each of DRI and Old CNG also holds investments in various EWGs and FUCOs. DRI's specific EWG investments are described in detail in DRI's Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998 and filed with the Commission in File No. 69-278. Such Exemption Statement on Form U-3A-2 is hereby incorporated by reference herein. Old CNG's specific EWG and FUCO investments are described below and are also described in more detail in Old
         CNG's Annual Report on Form U5S for fiscal year ended December 31, 1998 and filed with the Commission in File No. 30-203. Such Annual Report on Form U5S is hereby incorporated by reference herein. However, in order to obtain the cash required in connection with the Merger and in order to focus DRI's efforts on achieving its MAIN to Maine strategy, DRI has announced its intention to divest its interests (and the interests it will acquire from Old CNG) in non-U.S. EWG and FUCO holdings. In that connection, DRI has already entered into an agreement with Duke Energy International, a subsidiary of Duke Energy Corporation, pursuant to which DRI has agreed to sell to Duke all of DRI's interests in its Latin American projects and, in fact, certain of such projects have already been so sold. On a pro forma consolidated basis at December 31, 1998, DRI and Old CNG together have invested $918,700,000 in EWGs and FUCOs which represents 32% of pro forma consolidated retained earnings at December 31, 1998. These historical pro forma figures do not reflect the sale of DRI's Latin American projects (and the sale of the non-U.S. projects to be acquired from Old CNG) nor do they reflect certain accounting adjustments that will be required to be made under GAAP after giving effect to the Merger. After giving effect to (i) the accounting treatment for the Merger which will result in a consolidating accounting adjustment that will eliminate Old CNG's retained earnings and (2) the sale of DRI's Latin American assets (and the sale of the non-U.S. projects to be acquired from Old CNG), DRI's investment in EWGs and FUCOs will total approximately $68,000,000, which represents 5% of the pro forma combined consolidated retained earnings at September 30, 1999. DRI and Old CNG have submitted a separate Application-Declaration requesting authorization to invest up to 100% of consolidated retained earnings of DRI (as the registered holding company part of the combined DRI-CNG system) in EWGs and FUCOs
         (File No. 70-9555))."

             Today, DRI holds investments in various EWGs and FUCOs. DRI's specific EWG and FUCO investments are described in detail in DRI's Registration Statement on Form U5B filed with the Commission on April 27, 2000, which includes disclosures with respect to the Company for the fiscal year ended December 31, 1999. Such Registration Statement is hereby incorporated by reference herein. Adopting the methodology used in the Initial Financing Application, in which DRI did not give effect to accounting adjustments required in connection with its merger with the Company ("Merger"), as of June 30, 2000, DRI's aggregate investment in EWGs and FUCOs was 49% of the combined retained earnings of DRI and the Company as of June 30, 2000. However, if DRI had given effect to the accounting adjustment required in connection with the Merger, DRI's aggregate investment in EWGs and FUCOs as of June 30, 2000 was 133% of consolidated retained earnings. On a consolidated basis at December 31, 2000, DRI had invested
     $1,561,000,000 in EWGs and FUCOs (which amount includes a DRI guarantee in respect of a $850 million lease financing which

                                      2

     was approved in the Holding Company Act Release No. 27112 (Dec. 15,
     1999) which represents 59% of the sum of (x) consolidated retained earnings at December 31, 2000 plus (y) the amount of the Company's retained earnings immediately prior to the Merger which were recharacterized as paid-in-capital as a result of the accounting treatment of the Merger. The initial Financing Application also described in detail DRI's existing financial support, predominantly in the form of guarantees, of its unregulated energy subsidiaries.

          At the present time, the Company respectfully submits that, as contemplated by Rule 53(c) and Rule 54, the level of DRI's investment in EWGs and FUCOs is not having and will not have a substantial adverse impact on the financial integrity of the DRI system or on any utility subsidiary within the DRI system or on the ability of any state regulatory commission to protect any such utility subsidiary or its customers. DRI's investments, including guarantees, in EWGs and FUCOs was fully described and disclosed in the Initial Financing Application. The Company represents to the Commission that the earnings produced from DRI's current investment in EWGs and FUCOs has contributed positively to the system's consolidated earnings or net income since the date of the order authorizing the merger of the Company and DRI, Holding Company Act Release No. 27113 (Dec. 15, 1999)("Merger Order).

          In the Initial Financing Application, DRI stated that common equity as a percentage of the combined companies' (the Company and DRI) capitalization on a pro forma basis immediately following the closing of the Merger was 33%. For the period ended June 30, 2000, common equity as a percentage of the DRI system's consolidated capitalization equaled 29%. As of December 31, 2000, this percentage was 32%. DRI asserts that the change in the common equity percentage is not material under any circumstances, but especially so in the instant situation given the reasons for the change stated below. (the Company notes that for the same period, common equity as a percentage of the capitalization of each public utility company subsidiary of DRI equaled or exceeded 30%.) The temporary reduction in the common-equity percentage of the consolidated system only is attributable to costs associated with retail electric restructuring and merger-related costs and impairment and re-valuation of the assets of Dominion Capital Inc. and its subsidiaries ("DCI") totaling $512 million, which reduced net income during the period by $324 million. DRI management is in the process of implementing a strategy to exit certain businesses of DCI, as required by the Merger Order, and to de-emphasize the remaining components of the businesses that are expected to be retained or possibly held only as long as necessary to wind up affairs. DCI re-valued certain assets and businesses during the period and recognized impairment losses of $292 million, resulting in a reduction to net income of $184 million. DRI recognized restructuring and merger-related costs totaling $220 million, which reduced net income during the period by $140 million.
     But for these adjustments, DRI would be in compliance for the period ended September 30, 2000 with the capitalization requirement set forth in the Initial Financing Order that the consolidated holding company

                                      3

     system and each public utility subsidiary of the combined system have 30% common stock equity in its capital structure. The Company respectfully submits to the Commission that DRI will be in compliance with the capitalization requirement that the consolidated holding company system have 30% common stock equity in its capital structure at fiscal year-end 2000, in part as a result of the application of proceeds resulting from the disposition of Virginia natural Gas, Inc. (as described in File No. 70-9477) and the divestiture of certain assets of DCI as required by the Merger Order.

          DRI is presently investing in EWGs and FUCOs under the authority in a prior Commission order. See Holding Company Act Release No. 27112 (Dec. 15, 1999). In a separate application, DRI is seeking Commission authority to increase its authorized investment in Exempt Wholesale Generators ("EWGs") and Foreign Utility Companies ("FUCOs"). See DRI's Pre-Effective Amendment No. 3 on Form U-1, in File No. 70-9555. The Company is not incorporating that request in this application.

          DRI's current EWG and FUCO investment should not prohibit the proposed transaction for which authority is requested herein. Neither DRI nor the Company is issuing any securities requiring prior Commission approval in relation to the proposed transaction.


                                      4













                                  SIGNATURES

     Pursuant to the Public Utility Holding Company Act of 1935, the undersigned company has caused this amendment to its Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


 						CONSOLIDATED NATURAL GAS COMPANY



                                    By:    James F. Stutts
                                           __________________

                                    Name:  James F. Stutts

                                    Title: Vice President and
	                                     General Counsel

                                    Date:	 March 19, 2001





                                      5